FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
ALXN1840 Wilson Phase III met primary endpoint

26 August 2021 07:00 BST

ALXN1840 FoCus Phase III trial in Wilson disease met primary endpoint demonstrating improvement in copper mobilisation from tissues

ALXN1840 demonstrated approximately three times greater copper mobilisation from tissues than standard-of-care treatments

Positive high-level results from the FoCus Phase III trial in Wilson disease showed ALXN1840 met the primary endpoint with a statistically significant improvement in daily mean copper mobilisation from tissues, demonstrating superiority compared with standard-of-care (SoC) treatments.

The primary endpoint gauged the daily mean Area Under the Effect Curve (AUEC) for directly measured non-ceruloplasmin-bound copper (dNCC) over 48 weeks. This novel measure assesses the daily mean copper mobilised from tissues, reflecting the underlying burden of the copper accumulation.

Wilson disease is a rare and progressive genetic condition in which the body's pathway for removing excess copper is compromised.1 Damage from toxic copper build-up in tissues and organs leads to liver disease, psychiatric and/or neurological symptoms.1

ALXN1840, a potential new once-daily, oral medicine, demonstrated approximately three times greater copper mobilisation than SoC. The trial enrolled 214 patients, including treatment-naive participants and those who have been on SoC therapy for an average of ten or more years. Additional analyses, including individual patient-reported outcomes and clinician-reported functional assessments, are ongoing and will be presented at an upcoming medical meeting.

Marc Dunoyer, Chief Executive Officer, Alexion, said: "Where existing treatments remove copper from the blood, these 48-week Phase III results demonstrate ALXN1840's significant impact in mobilising copper from tissues. As we advance this first innovation in Wilson disease treatment in more than 30 years, we will continue to follow these patients long term to further assess clinical impact on disease symptoms. We look forward to learning more about how we can evolve the treatment of this progressive and devastating disease."

Dr Michael Schilsky, Medical Director of Adult Liver Transplant at Yale-New Haven Transplantation Center, Yale University, New Haven, Connecticut, US and principal investigator of the FoCus Phase III trial, said: "It is encouraging to see the effect of ALXN1840 on both treatment-naive patients and those who have been on SoC for an average of ten or more years. The Phase III results provide evidence that tissue-bound copper remains built-up in the organs even in patients who have been on SoC therapy for many years, and the potential for ALXN1840 to provide a new approach to mobilise and safely sequester copper from tissues."

ALXN1840 was generally well-tolerated with most reported adverse events considered mild to moderate, and no neurological worsening upon initiation of treatment was observed. In the ALXN1840 treatment group, the most frequently reported adverse event was a reversible increase in transaminase levels.

Alexion is working closely with health authorities worldwide and intends to submit these data for review in the coming months.

Wilson disease
Wilson disease is a rare and progressive genetic condition in which the body's pathway for removing excess copper is compromised.1 It affects one in 30,000 live births in the US.1 Over time this results in the build-up of toxic copper levels in the liver, brain, and other organs, leading to damage that greatly impacts a patient's life.1 Patients can develop a wide range of symptoms, including liver disease and/or psychiatric or neurological symptoms, such as personality changes, tremors and difficulty walking, swallowing or talking.1 In some cases, the damage and loss of function may be irreversible.1, 2, 3

FoCus
FoCus is a pivotal, Phase III, randomised, rater-blinded, multi-centre clinical trial designed to evaluate the efficacy and safety of ALXN1840 versus SoC in patients with Wilson disease aged 12 years and older. The primary endpoint assessed copper mobilisation, defined as daily mean AUEC for directly measured dNCC over 48 weeks. In the trial, 214 patients were enrolled in one of two cohorts on a 3:1 basis (treatment-experienced:treatment-naive). Each cohort was then randomised 2:1 (ALXN1840:SoC). The first cohort enrolled 161 patients who received SoC (chelation therapy with penicillamine or trientine, zinc therapy or a combination of both chelation and zinc therapy) for more than 28 days and the second cohort enrolled 53 patients who were treatment naive or had received SoC for 28 days or less.

Patients who completed the primary 48-week treatment period of the trial were offered the opportunity to participate in an up to 60-month extension period to evaluate the long-term safety and efficacy of ALXN1840.

ALXN1840
ALXN1840 is a potential new once-daily, oral medicine in development for the treatment of Wilson disease. It is designed to be the first targeted de-coppering therapy that selectively and tightly binds to, and removes, copper from the body's tissues and blood. ALXN1840 has been granted Orphan Drug Designation in the US and EU for Wilson disease.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for nearly 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. Patil, M., et al. (2013) J Clin Exp Hepatol, 3, 321-336.
2. Roberts, E.A., Schilsky, M.L. American Association for the Study of Liver D. (2008). Diagnosis and treatment of Wilson disease: An update. Hepatology, 47(6), 2089-2111.
3. European Association for the Study of the Liver. (2012). EASL clinical practice guidelines: Wilson's disease. J Hepatol, 56(3), 671-685.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 August 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary